Filed by Genesis Growth Tech Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Companies: Biolog-ID

Genesis Growth Tech Acquisition Corp.

(Commission File No. 001-41138)

Biolog-id and Genesis Growth Tech Acquisition Corp. Announce Execution of Business
Combination Agreement for Proposed Merger to Create Publicly Listed Digital Health
Solutions Company Focused on Value Chain Optimization

Anticipated Cash Resources to be used to Advance Biolog-id Value Chain Optimization Platform for Blood Products and other Biologics

Bernay, France and Nidwalden, Switzerland (Sep 8, 2022) – Biolog-id, a digital health solution provider focusing on value-chain optimization, and Genesis Growth Tech Acquisition Corp. (Nasdaq: GGAA) (“GGAA” or “Genesis”), a special purpose acquisition company, have executed the business combination agreement (the “BCA”) in relation to their proposed merger.

The boards of directors of both Biolog-id and Genesis have unanimously approved the BCA.

“It took creativity, patience, and persistence to take Biolog-id from an innovative idea to a functioning solution to a viable global business,” said Jean-Claude Mongrenier, founder, shareholder, and Chairman of the Biolog-id Board of Directors. “And it took the partnership and support of the Xerys team to allow us the time and resources we needed to get to this exciting phase in our evolution.

“As we advance our journey in the digital health space we continue to uncover significant opportunities to optimize the manufacturing, distribution, and utilization of sensitive health products,” said Troy L. Hilsenroth, CEO of Biolog-id. “We see great value in our proposed merger with Genesis, both in ensuring the resources needed to further fuel our progress, and in propagating Biolog-id’s vision of value-chain optimization.”

Transaction Overview

In the transaction, GGAA will merge with and into Biolog-id with Biolog-id as the surviving company. GGAA shareholders will receive the related Biolog-id ordinary share merger consideration in the form of American depositary shares (“ADSs”).

Upon closing of the proposed transaction, anticipated to occur in the first quarter of 2023, the combined company will continue to operate under the name “Biolog-id”, and its ADSs are expected to be listed on Nasdaq under the new ticker symbol “BGID”.

The transaction reflects an equity value of $312 million for Biolog-id with GGAA currently having approximately $257.1 million in trust. The anticipated cash resources available to the combined company after redemptions will be used to advance Biolog-id’s value chain optimization platform for blood products and other biologics.

Completion of the transaction is subject to approval of Biolog-id’s and GGAA’s shareholders and the satisfaction or waiver of certain other closing conditions.

Additional information about the transaction are provided in Current Reports on Form 8-K filed by GGAA with the SEC and available at the SEC’s website at www.sec.gov. In addition, as described below, Biolog-id and Genesis intend to file a registration statement on Form F-4 with the SEC, which will include a proxy statement for GGAA and a prospectus for Biolog-id, and will file other documents regarding the proposed transaction with the SEC.

Advisors

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Charles Russell Speechlys and Carey Olsen are serving as legal counsel to Biolog-id. O’Melveny & Myers LLP, Allen & Overy LLP and Conyers Dill & Pearman LLP are serving as legal counsel to Genesis Growth Tech Acquisition Corp.

About Biolog-id

Biolog-id designs, deploys and supports integrated traceability solutions, including hardware, real-time data collection, visualization and data analysis, based on radio frequency identification, or RFID, technology, to handle sensitive health products. Biolog-id uses high frequency RFID technology to transform lifesaving and sensitive therapeutic products into connected devices. Its proprietary Biolog Data System (the “BDS”) software module provides configurable, easy-to-view and easy-to-implement dashboards to help healthcare decision-makers manage their operations based on data generated or collected by Biolog-id’s databases. At every stage, healthcare professionals have access to the key indicators of RFID-tagged vital products, through a secure and reliable IT infrastructure that are intended to comply with medical and personal data protection regulations. By connecting healthcare professionals to information they need the most, Biolog-id supports value-chain optimization for sensitive products used in medical treatments, such as labile blood products, plasma for fractionation, injectable chemotherapy and parenteral nutrition. Many medical professionals utilize Biolog-id’s intelligent infrastructure to harness the power of data and analytics, as well as leverage Biolog-id’s expertise in the storage and distribution of high-value and high-impact medical products. Biolog-id currently provides its solutions to customers in the United States, Europe, the Middle East, India and Asia Pacific.

About Genesis Growth Tech Acquisition Corporation

Genesis Growth Tech Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Genesis Growth Tech Acquisition Corp. intends to focus its search for a target in the high growth technology and tech-enabled businesses in Europe, Israel, the United Arab Emirates and the United States in the consumer internet and software industries.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements reflect Biolog-id’s or GGAA’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside GGAA’s and Biolog-id’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the occurrence of any event, change, or other circumstances that could give rise to the termination of the BCA; the amount of any redemption requests made by GGAA’s public shareholders; the outcome of any legal proceedings that may be instituted against GGAA and Biolog-id following the announcement of the BCA and the transactions contemplated therein; the inability to complete the proposed Business Combination, including due to failure to obtain the approval of GGAA’s shareholders and warrantholders (with respect to certain warrant amendments and warrant conversions) and Biolog-id’s shareholders, certain regulatory approvals, or satisfy other conditions to closing in the BCA, including the satisfaction of the minimum cash condition following redemptions by GGAA’s public shareholders; the impact of COVID-19 on Biolog-id’s business and/or the ability of the parties to complete the proposed Business Combination; the inability to obtain or maintain the listing of Biolog-id’s ADSs on Nasdaq following the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; Biolog-id’s ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably; the commercial success of Biolog-id’s solutions and ability to attain significant market acceptance; continued growth of the data and analytics market and Biolog-id’s ability to expand into broader segments of the addressable market; Biolog-id’s ability to penetrate foreign markets and promote its solutions; Biolog’s ability to grow new and maintain existing relationships with customers; continued development of patented technology and protection of these intellectual property rights; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital of Biolog-id; Biolog-id’s cash flow provided by operating activities; Biolog-id’s dependence on key management personnel and executive officers; supply chain issues and other risks and uncertainties indicated from time to time in the proxy statement of GGAA and prospectus of Biolog-id relating to the proposed Business Combination, including those under “Risk Factors” therein, and in GGAA’s other filings with the SEC. GGAA and Biolog-id caution that the foregoing list of factors is not exclusive. GGAA and Biolog-id caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. GGAA and Biolog-id do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Important Information and Where to Find It

In connection with the proposed business combination, Biolog-id intends to file with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4, including a proxy statement of GGAA and prospectus of Biolog-id. GGAA’s shareholders and public warrantholders and other interested persons are advised to read, when available, the proxy statement/ prospectus and the amendments thereto, as well as other documents filed with the SEC in connection with the proposed merger and the warrant amendment proposal, as these materials will contain important information about the businesses of Biolog-id and GGAA, the proposed merger and the warrant amendment proposal. When available, the proxy statement/ prospectus and other relevant materials for the proposed merger and the related warrant amendment proposal will be mailed to all GGAA shareholders and public warrantholders. GGAA shareholders and public warrantholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by visiting the Genesis website at https://www.genesisgrowthtechspac.com/filings.

Participants in the Solicitation

GGAA, Biolog-id and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from GGAA’s shareholders and public warrantholders with respect to the proposed merger and warrant amendment proposal. A list of the names of those directors and executive officers and a description of their interests in GGAA and/or the proposed merger will be included in the proxy statement of GGAA/prospectus of Biolog-id for the proposed merger and warrant amendment proposal when available. The definitive proxy statement of GGAA will be mailed to GGAA’s shareholders and public warrantholders as of a record date to be established for voting on the proposed merger and Warrant Amendment Proposal when it becomes available. A free copy of the proxy statement of GGAA, as well as other filings containing information about GGAA, can be found at www.sec.gov or by directing a request to GGAA or Biolog-id.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of GGAA, the combined company or Biolog-id, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Company URL: www.biolog-id.com

Media Contact: Diane Muller, Diane.Muller@biolog-id.com

Biolog-id Investor Contact: Steven Halper, SHalper@lifesciadvisors.com

Genesis Growth Tech Acquisition Corp. Contact: Eyal Perez, Chairman & CEO, Genesis Growth Tech Acquisition Corp., ep@genfunds.com

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